 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SECURITY LAND & DEVELOPMENT CORPORATION

(Name of Subject Company (issuer))

SECURITY LAND & DEVELOPMENT CORPORATION

(Names of Filing Persons (offeror and issuer))

T. Greenlee Flanagin

Robert Flanagin

W. Stewart Flanagin, Jr.

Ann Flanagin Smith

Harriette Flanagin

T. Greenlee Flanagin, Jr.

R. Clayton Flanagin

(Names of Additional Filing Persons for Schedule 13E-3)

Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

814348108

(CUSIP Number of Class of Securities)

T. Greenlee Flanagin

President

2816 Washington Road, #103,

Augusta, GA 30909

(706) 736-6334

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Mark S. Burgreen, Esq.
Hull Barrett, PC
801 Broad Street, 7th Floor
Augusta, GA 30901

Tel: (706) 722-4481

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,041,995	$468.47***

 * The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase not more than in aggregate up to 2,526,247 shares of common stock, par value $0.01 per share, at the tender offer price of $1.60 per share.

** The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the value of the transaction.

*** $102.48 paid herewith.  $365.99 previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable

Form or Registration No.: Not Applicable

Filing Party: Not Applicable

Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.
☒ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐  Rule 13e4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on February 8, 2017, as amended by Amendments Numbered 1 through 3 as previously filed with the SEC, in connection with the offer by Security Land & Development Corporation, a Georgia corporation ("Security Land" or the "Company")  to purchase up to 2,526,247 shares of its common stock, par value $0.10 per share, at a revised purchase price of $1.60 per share, net to the seller in cash, less any applicable withholding taxes and without interest (the "Offer"). This Amendment No. 4 to Schedule TO also is intended to satisfy the reporting requirements of Rule 13e4(c)(2) of the Securities Exchange Act of 1934, as amended, and amend the Schedule TO with respect thereto.

Security Land confirmed that AB Value Partners, LP and AB Opportunity Fund, LLC filed a Schedule TO on April 7, 2017 commencing an unsolicited third party tender offer to acquire all of the outstanding shares of Security Land’s common stock at a price of $1.57 per share (the “AB Offer”).  Security Land’s Board of Directors has reviewed the AB Offer and intends to advise stockholders of the Company’s formal position regarding the AB Offer by making available to stockholders and filing with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 contemporaneously with this filing.

In light of the competing offer, (i) the Company has increased the Offer Price of the Offer from $1.25 per share to $1.60 per share, and (ii) the Company and the other Filing Persons have re-assessed their opinion on the fairness of the Offer as discussed in this Amendment No. 4.

The Company’s Offer to purchase common shares was previously scheduled to expire at 5:00 p.m., Augusta, Georgia time, on May 3, 2017. As of 5:00 p.m. Eastern time on April 20, 2017, 961,908 common shares have been tendered and not withdrawn.

The information contained in the Amended Offer to Purchase and the accompanying Letter of Transmittal, copies of which were attached to the Schedule TO as Exhibits (a)(7) and (a)(3), respectively, which, except as previously amended or supplemented or as amended and supplemented hereby, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.  Each individual Filing Person adopts the responses of the Company in Item 13 of Schedule TO, including the view as to the fairness of the transaction to unaffiliated shareholders expressed on behalf of the Company and its Board of Directors as stated in the Amended Offer to Purchase dated March 15, 2017, as further amended in this Amendment No. 4.

The Offer to Purchase and the Schedule TO, to the extent Item 1 through Items 11 and Item 13 incorporate by reference the information contained in the Offer to Purchase are hereby amended and supplemented as set forth below.

1. Offer Price Increased; Fairness.  The Amended Offer to Purchase is further amended by amending the “Offer Price” to be $1.60 per share throughout the Amended Offer to Purchase and Letter of Transmittal, including in the Amended Offer to Purchase at the top of the cover page, in the second paragraph of the cover page, in the fourth paragraph of the section as amended titled “Summary Term Sheet” in response to the question “How much will the Company pay me for my shares?”, in the first paragraph of Section 6 of the Amended Offer to Purchase and in each other reference to the amount to be paid for the shares in the Amended Offer to Purchase or Letter of Transmittal.  Specifically, the amount “$1.25” is amended and replaced by “1.60” each place it appears. Accordingly, the Amended Offer to Purchase is further amended by:

            (a) deleting, in the section titled “Summary Term Sheet”, the paragraph beginning with the question “How was the offer price determined?” and replacing it with the following:

How was the offer price determined?

Our Board of Directors originally determined to offer $1.25 per share after considering our current financial condition and the limited opportunities for liquidity available for our stockholders. Following receipt of the competing AB Offer at $1.57 per share, our Directors reconsidered the Company’s Offer and determined to increase the offer price to $1.60 per share. See Section 1, Background.”

                       (b) adding the following new paragraph at the end of the portion of Section 1 titled “Background”:

On April 10, 2017, the Directors learned that AB Value Partners, LP and AB Opportunity Fund, LLC filed a Schedule TO on April 7, 2017 commencing an unsolicited third party tender offer to acquire all of the outstanding shares of Security Land’s common stock at a price of $1.57 per share (the “AB Tender Offer”).   Following the AB Tender Offer, the Board of Directors determined that it would be an efficient use of the Company’s capital resources to increase its Tender Offer to $1.60 per share, thereby providing an increased return for shareholders desiring to sell, while still being fair to remaining shareholders who do not accept the Offer by providing the opportunity for improved future earnings per share and capital appreciation, with fewer shares outstanding.

                        (c) adding the following new paragraphs at the end of the portion of Section 1 titled “Alternatives”:

            The Board considered the potential effect of the AB Tender Offer on the Company, in light of the stated position of the current directors and the Flanagin Family that they do not intend to accept either the Company’s Tender Offer or the AB Tender Offer (except for 86,500 shares to be tendered by Mr. Bell). The Board observed that the AB Tender Offer could result in the bidders becoming the largest shareholders, but may not enable them to institute a change of control or management policies for the Company, without the cooperation of some of the current directors or members of the Flanagin Family, because the bidders would not likely acquire a majority of our Common Stock.  The Board recognizes that one of the bidders, AB Value Partners, LP, has been described as “an activist hedge fund” by the Delaware Chancery Court in a 2014 case in which it sought a temporary restraining order so that it could run a competing slate of directors at a company’s annual stockholders meeting.  AB Value Partners, LP v. Kreisler Mfg. Corp., 2014 Del. Ch. LEXIS 264.  The Board has no knowledge of any intention of the bidders to attempt to influence control or nominate directors, but notes that, according to the AB Offer to Purchase, the bidders "intend to seek ways to maximize the value of the Shares and Security Land & Development's assets". The Board believes that any potential activism or litigation involving the Company could involve significant costs that could be detrimental to the Company and that attempts to compel an extraordinary transaction may not be in the long-term best interests of the stockholders.

            The Board compared the potential effects on the Company between the Company’s Offer and the AB Tender Offer. Both offers provide opportunities for liquidity to shareholders and seem to have similar effects on the Company’s potential to reduce the number of stockholders of record below 300, which would make us eligible to terminate the registration of our common stock under the Securities Exchange Act of 1934, thereby potentially reducing our costs. The Board determined that the Company’s Offer is more favorable to shareholders desiring to tender their shares (since the price is higher) and also to the non-selling shareholders because fewer shares will be outstanding, thereby increasing their interest in future earnings and capital appreciation of the Company.  Even though the AB Tender Offer would not require the use of the Company’s cash or borrowing capacity to buy shares, the Directors believe that the potential advantages of the reduction in outstanding shares outweigh the risks of higher debt in the Company’s Offer.

            (c) adding the following new paragraphs at the end of Section 2 Fairness of the Offer:

            The Board considered fairness of the Company’s Offer in light of the AB Tender Offer at $1.57 per share.  Board of Directors determined that it would be fair and appropriate to raise the Company’s Offer to $1.60 per share and approved the Offer as fair and in the best interests of the Company and its affiliated and unaffiliated stockholders.  The fact that the revised Offer exceeds the unsolicited offer from an unrelated third party further enforces the Board’s opinion that the revised Offer is both substantively and procedurally fair to unaffiliated stockholders.

            In evaluating the fairness of the new Offer at $1.60 per share, the Board considered that the increased Offer is 18.5% higher than net book value per share and over 25 times the Company’s normal level of net income (excluding recent one-time sales of assets), which is likely higher than a valuation based primarily on net earnings.

            Even with the higher offer, the Board continues to believe that the potential advantages to non-tendering shareholders of the reduction in outstanding shares make the Offer fair to non-tendering shareholders.

            The Board  recommends that shareholders desiring to tender shares do NOT accept the competing AB Tender Offer because the price is lower than the Company’s Offer.  However, the Board continues to make no recommendation as to whether any stockholder should tender or refrain from tendering shares.  The Board re-affirms the following paragraph in Section 2 of the Amended Offer to Purchase:

No Recommendation

None of the Company, our Board of Directors, the Flanagin Family, nor our lenders, in this Offer makes any recommendation to any stockholder as to whether to tender or refrain from tendering any or all of the stockholder's shares and has not authorized any person to make any such recommendation. To the extent known to us after reasonable inquiry, none of our executive officers or directors, nor any member of the Flanagin Family, has made a recommendation either in support of or opposed to the Offer. We recommend that stockholders evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decision whether to tender shares and, if so, how many shares to tender.

            (d) adding the following new paragraph at the end of Section 3, No Fairness Opinion of Financial Advisor:

The Board believes that the existence of the competing third party offer is another factor that reinforces the Board’s opinion that a third party fairness opinion is not necessary, practicable or advisable, especially in this situation where the Board does not intend to market the Company or its assets for sale, but rather intends to continue business operations in normal course for long term growth and investment.

2. Directors Robert Flanagin and David Alalof No Longer Intend to Tender.  Subsequent to the Company’s Amended Offer to Purchase dated March 15, 2017 and the competing AB Offer dated April 7, 2017, (i) director Robert Flanagin reconsidered his earlier determination to tender 75,000 of the 523,147 shares of his common stock and now intends NOT to tender any of his shares, and (ii) director David Alalof reconsidered his earlier determination to tender all of his 106,360 shares of common stock and now intends NOT to tender any of his shares.  The Company’s director John Bell still intends to tender 86,500 of the 372,565 shares beneficially owned by him, as described in the Amended Offer to Purchase.  Accordingly, the Amended Offer to Purchase is further amended by:

(a) adding the following paragraph after the discussions of the interests of the Flanagin family on the cover page, in the section titled “Summary Term Sheet”, in response to the question “Who will be the majority stockholders after the completion of the Offer?”, the first paragraphs of Section 4 and Section 12, and at the end of the portion of Section 12 titled “Participation by Executive Officers and Directors in the Offer”

“Subsequent to the Company’s Amended Offer to Purchase dated March 15, 2017 and the competing AB Offer dated April 7, 2017, (i) director Robert Flanagin reconsidered his earlier determination to tender 75,000 of the 523,147 shares of his common stock and now intends NOT to tender any of his shares, and (ii) director David Alalof reconsidered his earlier determination to tender all of his 106,360 shares of common stock and now intends NOT to tender any of his shares.  The Company’s director John Bell still intends to tender 86,500 of the 372,565 share beneficially owned by him, as described in Section 12.  Our directors and members of the Flanagin Family collectively own a total of 2,823,720 shares (53.9% of our outstanding shares) and have stated that they do not expect to tender 2,737,220 shares (52.2% of our outstanding shares).

In view of the stated intention of the Flanagin Family and our directors not to tender 52.2% of our shares, we are in effect offering to purchase ALL of the stock of ALL of the other stockholders. After completion of the Offer, assuming at least 575,000 shares (about 11% of our outstanding stock) are tendered by other stockholders, the Flanagin Family will own a majority of our common stock.”

(b) deleting the sentence, “One of our directors, M. David Alalof, has informed us that he intends sell all of his 106,630 shares.” in in the section titled “Summary Term Sheet”, in response to the question “Who will be the majority stockholders after the completion of the Offer?”, and in the portion of Section 12 titled “Participation by Executive Officers and Directors in the Offer”.

3. Interest of the Flanagin Family. In view of the increase in Offer Price and the decrease in number of shares expected to be tendered by the Flanagin family, as described in paragraphs 1 and 2 above, the Amended Offer to Purchase is further amended by:

            (a) deleting, in the section titled “Summary Term Sheet”,  the paragraph beginning with the question “What is the interest of the Flanagin Family in the Company’s shares and the Offer?” and replacing it with the following:

“What is the interest of the Flanagin Family in the Company’s shares and the Offer?

Members of the Flanagin Family, three of whom are on our Board of Directors, including our President T. Greenlee Flanagin and our Chairman W. Stewart Flanagin, Jr., own 2,344,295 shares, about 44.7% of our stock, prior to this Offer.  We do not expect any shares to be tendered by the Flanagin Family.  Stockholders’ equity was $1.35 per share as of September 30, 2016 and net income was $0.06 per share for the year ended September 30, 2016.  After the Offer, we expect that the Flanagin Family’s interest in the net book value and the net earnings of the Company will increase in terms of percentages but decrease in terms of dollar amount for net book value, and increase in terms of dollar amount for net income.  On a pro forma basis, the Flanagin family’s interest in the Company’s net book value could decrease from $1.35 per share down to $1.04 per share, and its interest in net income could increase from $0.06 per share up to $0.08 per share, if the Offer is fully subscribed.  See Section 12.”

            (b) deleting the last paragraph of the portion of Section 12 titled “Participation by Executive Officers and Directors in the Offer” and replacing it with the following:

“Assuming we purchase all shares that are not owned by current directors or the Flanagin Family (except 86,500 shares to be tendered by Mr. Bell), then our current directors and the Flanagin Family would own 100% of our outstanding shares immediately after the Offer.  If stockholders tender and we purchase only one-half of the shares subject to this Offer (1,263,124 shares), then:

•         the percentage of our common stock owned by the Flanagin Family would increase from 44.7% to 58.9%;

•         the percentage of our common stock owned by the Flanagin Family and our current directors would increase from 53.9% to 71.0%.

Members of the Flanagin Family, three of whom are on our Board of Directors, including our President T. Greenlee Flanagin and our Chairman W. Stewart Flanagin, Jr., own 2,344,295 shares, about 44.7% of our stock, prior to this Offer.  We do not expect any shares to be tendered by the Flanagin Family.  Stockholders’ equity was $7,083,890, or $1.35 per share, as of September 30, 2016 and net income was $300,251, or $0.06 per share for the year ended September 30, 2016.  After the Offer, we expect that the Flanagin Family’s interest in the net book value and the net earnings of the Company will increase, in terms of percentages but decrease in terms of dollar amount for net book value, and increase in terms of dollar amount for net income.  On a pro forma basis, the Flanagin Family’s interest in the Company’s net book value could decrease from $1.35 per share ($3.2 million) down to $1.04 per share ($2.4 million), if we purchase all of 2,526,247 shares subject to the offer, or $1.23 per share ($2.9 million), if we purchase one-half of those shares.   On a pro forma basis, the Flanagin family’s interest in net income could increase from $0.06 per share ($134 thousand) up to $0.08 per share ($181 thousand), if the Offer is fully subscribed, or $0.06 per share ($149 thousand)  if we purchase one-half of those shares.”

4. Source and Amount of Funds.  The Amended Offer to Purchase is further amended by deleting the first two sentences in both (a) the section titled “Summary Term Sheet”,  in the paragraph beginning with the question “How will the Company pay for the shares?” and (b) Section 13, and replacing them with the following:

If the Offer is fully subscribed, we will purchase 2,526,247 shares of common stock at an aggregate purchase price of approximately $4.0 million in the Offer. We expect to fund the purchase of these shares, and to pay related fees and expenses, through (i) cash on hand and/or other available short term borrowings, and (ii) borrowings under a new secured credit facility with State Bank and Trust Company, of Augusta, Georgia (“State Bank”).

5. Pro Forma Financial Statements.  The tables reflecting the Summary Unaudited Pro Forma Consolidated Financial Data set forth in Section 14 of the Amended Offer to Purchase are deleted and replaced with the following tables:

PRO FORMA CONSOLIDATED STATEMENT OF INCOME DATA
		AS IF 2,526,247 SHARES PURCHASED			AS IF 1,263,124 SHARES PURCHASED
	Fiscal Year Ended September 30, 2016
	Actual	Adjustments		Pro forma	Adjustments		Pro forma

Rent revenues	$1,659,592	-		$ 1,659,592	-		$ 1,659,592
Operating expenses	(986,829)	-		(986,829)	-		(986,829)
Operating income	672,763	-		672,763	-		672,763
Gain on sale of land	-	-		-	-		-
Interest expense	(156,349)	(145,495)	(1)	(301,844)	(74,760)	(1)	(231,109)
Other income	7,616	-		7,616	-		7,616
Income from continuing operations before income taxes	524,030	(145,495)	(1)	378,535	(74,760)	(1)	449,270
Provision for income taxes	(223,779)	55,288	(2)	(168,491)	28,409	(2)	(195,370)
Income from continuing operations	$ 300,251	(90,207)		210,044	(46,351)		253,900
Common shares outstanding	5,243,107	(2,526,247)		2,716,860	(1,263,124)		3,979,983
Net income per common share	$0.06			$0.08			$0.06
Other Data:
Ratio of earnings to fixed charges (3)	4.4x			2.3x			2.9x

(1) Reflects interest expense on new $3 million loan facility at 3.5% interest rate, with borrowings of $3 million, or $1.5 million if 1,263,124 shares are purchased.

(2) To reflect the impact of the assumed adjustments of interest payments on income taxes.

(3) Earnings included in the calculation of this ratio consist of income before income taxes plus interest expense. Fixed charges include interest expense.

PRO FORMA CONSOLIDATED BALANCE SHEET DATA
		AS IF 2,526,247 SHARES PURCHASED			AS IF 1,263,124 SHARES PURCHASED
	September 30, 2016
	Actual	Adjustments		Pro forma	Adjustments		Pro forma

ASSETS
CURRENT ASSETS
Cash	$ 500,660	$ (90,207)	(1)	$ 410,453	$ (46,351)	(1)	$ 454,309
Receivables from tenants	413,848	-		413,848	-		413,848
Prepaid property taxes	26,466	-		26,466	-		26,466
Income taxes receivable	22,441	-		22,441	-		22,441
Total current assets	963,415	(90,207)		873,208	(46,351)		917,064

INVESTMENT PROPERTIES
Investment properties for lease	6,905,492	-		6,905,492	-		6,905,492
Land and improvements held for investment or development	3,804,728	-		3,804,728	-		3,804,728
	10,710,220	-		10,710,220	-		10,710,220

OTHER ASSETS	69,627	-		69,627	-		69,627

	$11,743,262	$ (90,207)		$11,653,055	$(46,351)		$11,696,911

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$ 226,620	$ -		$ 226,620	$ -		$ 226,620
Current maturities of notes payable	250,418	-		250,418	-		250,418

Total current liabilities	477,038	-		477,038	-		477,038

LONG-TERM LIABILITIES
Notes payable, less current portion	2,775,666	4,156,995	(2)	6,932,661	2,135,998	(2)	4,911,664
Deferred income taxes	1,406,668	-		1,406,668	-		1,406,668
Total long-term liabilities	4,182,334	4,156,995		8,339,329	2,135,998		5,682,334

Total liabilities	4,659,372	4,156,995		8,816,367	2,135,998		6,318,332

STOCKHOLDERS' EQUITY
Common stock	524,311	-		524,311	-		524,311
Treasury	-	(4,156,995)	(3)	(4,156,995)	(2,135,998)	(3)	(2,135,998)
Additional paid-in capital	333,216	-		333,216	-		333,216
Retained earnings	6,226,363	(90,207)	(4)	6,136,156	(46,351)	(4)	6,180,012
Total Stockholder's Equity	7,083,890	(4,247,202)		2,836,688	(2,182,350)		4,901,540

Liabilities and Stockholder's Equity	$11,743,262	$ (90,207)		$11,653,055	$(46,351)		$11,696,911

Book value per share	$1.35			$1.04			$1.23

Notes:
(1) Reflects adjustment for cash on hand utilized in treasury stock purchase over cash borrowed for treasury stock purchase and related transaction costs.
(2) Reflects borrowing $3 million, or $1.5 million, respectively, to fund the treasury stock purchase, using Line of Credit with a 12 month term at 3.5% interest.
(3) Reflects treasury stock purchased.
(4) Reflects reduced retained earnings for transaction cost incurred and the related impact on income taxes.
9

6. Extension of Offer.  In connection with the amendment of the Company’s Offer, the Expiration Date of the Offer was extended to May 5, 2017.  Accordingly, the Amended Offer to Purchase is further amended by:

(a) Adding a new paragraph as the first paragraph on the cover page of the Amended Offer to Purchase and as the second paragraph of the section as amended titled “Summary Term Sheet” of the Offer to Purchase to read as follows:

“The Offer was scheduled to expire at 5:00 PM, Augusta, Georgia Time on May 3, 2017. The Expiration Date of the Offer is extended until 5:00 P.M., Augusta, Georgia Time, on May 5, 2017, unless further extended or terminated.”

(b) Amending the first sentence of the second paragraph of Section 6 of the Amended Offer to Purchase to read as follows:

“The term "Expiration Date" means 5:00 p.m., Augusta, Georgia time, on May 5, 2017.”

(c)  All other references in the Amended Offer to Purchase to “May 3, 2017” shall be amended to be “May 5, 2017”, such that the expiration of the Offer and the deadline to withdraw tendered shares shall be May 5, 2017.

Item 12.  Exhibits.

(a)(1)**	Form of Offer to Purchase, dated February 7, 2017.
(a)(2)**	Form of Letter to Stockholders of T. Greenlee Flanagin, President and Chief Executive Officer, dated February 7, 2017.
(a)(3)**	Form of Letter of Transmittal, together with IRS Form W9.
(a)(4)**	Form of Notice of Guaranteed Delivery.
(a)(5)**	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 7, 2017
(a)(6)**	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to their Clients.
(a)(7)**	Form of Amended Offer to Purchase dated March 15, 2017.
(a)(8)**	Form of Letter to Stockholders of T. Greenlee Flanagin, President and Chief Executive Officer, dated March 15, 2017.
(a)(9)**	Press Release Announcing Extension of Offer dated March 15, 2017
(a)(10)**	Press Release Announcing Extension of Offer dated April 12, 2017
(a)(11)*	Form of Letter to Stockholders of T. Greenlee Flanagin, President and Chief Executive Officer, dated April 21, 2017.
(a)(12)*	Press Release Announcing Increase in Offer Price and Extension of Offer dated April 21, 2017
(b)**	Business Loan Agreement dated November 29, 2016 between the Company and State Bank and Trust.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

* Filed herewith

** Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2017

Security Land & Development Corporation
By: /s/ T. Greenlee Flanagin
Name: T. Greenlee Flanagin
Title: President and Chief Executive Officer

By: /s/ Robert Flanagin
Name: Robert Flanagin

By: /s/ W. Stewart Flanagin, Jr.
Name: W. Stewart Flanagin, Jr.

By: /s/ Ann Flanagin Smith
Name: Ann Flanagin Smith

By: /s/ Harriette Flanagin
Name: Harriette Flanagin

By: /s/ T. Greenlee Flanagin, Jr.
Name: T. Greenlee Flanagin, Jr.

By: /s/ R. Clayton Flanagin
Name: R. Clayton Flanagin